11016569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49134

SEC Mail Processing Section RECEIVED MAR 31 2011 Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 NW Expressway, Ste. 222
(No. and Street)

Oklahoma City (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hood, Sutton, Robinson Freeman CPAs P.C.
(Name – *if individual, state last, first, middle name*)

2727 E. 21st St., Ste. 600 (Address) Tulsa (City) OK (State) 74114 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

AW
Signature

President /CEO
Title

Alicia Gregg 3/30/11
Notary Public

ALICIA GREGG
Notary Public
State of Oklahoma
Commission # 07011091 Expires 11/19/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hood PC
Sutton, Robinson & Freeman

To the Board of Directors of Wilbanks Securities, Inc.
4334 N.W. Expressway, Suite 222
Oklahoma City, OK 73116

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Standard Stockbrokerage Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard Stockbrokerage Co., Inc.'s management is responsible for the Standard Stockbrokerage Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, *cancelled checks,* noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 20X1, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 20X1, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, *copies of the Form SIPC 7 and quarterly Focus Reports,* noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, *copies of Form SIPC 7 and quarterly Focus Reports* supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.
February 28, 2011

2727 East 21st Street, Suite 600 Tulsa, Oklahoma 74114-3557 918-747-7000 Fax 918-743-7525 www.telcpa.com
1821 SE Washington Boulevard Bartlesville, Oklahoma 74006 918-336-7600 Fax 918-333-7600

WILBANKS SECURITIES, INC.
4334 NW EXPRESSWAY, SUITE 222
OKLAHOMA CITY, OK 73116
(405) 842-0202

FIRST FIDELITY BANK
39-269/1030

15781

3/30/2011

PAY TO THE ORDER OF SIPC $ **305.41

Three Hundred Five and 41/100** DOLLARS

SIPC
PO BOX 92185
Washington, DC 20090-2185

MEMO
SIPC 6 payment

AUTHORIZED SIGNATURE

⑈015781⑈ ⑆103002691⑆ 2000166296⑈

WILBANKS SECURITIES, INC. 15781

SIPC			
	SIPC 6 payment	3/30/2011	305.41

First Fidelity 2000	SIPC 6 payment	305.41

WILBANKS SECURITIES, INC. 15781

SIPC			
	SIPC 6 payment	3/30/2011	305.41

First Fidelity 2000	SIPC 6 payment	305.41

LMP12 M/P CHECK

SIPC-6

General Assessment Payment Form

For the first half of the fiscal year ending 6-30 2010

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

049134 FINRA DEC
WILBANKS SECURITIES INC 14*14
4334 NW EXPRESSWAY STE 222
OKLAHOMA CITY OK 73116-1516

2 A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 220.18

1 Less prior year overpayment applied as reflected on SIPC-7 —

2 Assessment balance due 220.18

B Interest computed on late payment for 238 days 35.23

C Total assessment and interest due $ 305.41

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 305.41

3 Subsidiaries (S) and predecessors (P) included in this form

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 25 day of Mar , 10

Wilbanks Securities

R Williams

V.P.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received

Calculations

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

[illegible] 1-1 10
[illegible] 6-30 10
Eliminate cents

Item No.

[illegible] 1,578,212

[illegible]

[illegible]	
2. [illegible]	
3. [illegible]	
4. Interest and dividend expense deducted in determining item 2a.	9920
5. [illegible]	
6. [illegible]	
7. Net loss from securities in investment accounts.	
Total additions	

2c. Deductions:

1. Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,391,284
2. Revenues from commodity transactions.	
3. Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	62,200
4. Reimbursements for postage in connection with proxy solicitation.	
5. Net gain from securities in investment accounts.	6682
6. 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
7. [illegible]	
8. [illegible] (See Instruction C):	

[illegible] $ 9920

[illegible] $ 3429

[illegible] 9920

[illegible] 1,420,641

[illegible] 108,071

[illegible] 270 18

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049134 FINRA DEC
WILBANKS SECURITIES INC 19*19
4334 NW EXPRESSWAY STE 222
OKLAHOMA CITY OK 73116-1516

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 119.36

B. Less payment made with SIPC-6 filed (exclude interest) — (270.18)

4-1-11
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 150.82

E. Interest computed on late payment (see instruction E) for 25 days at 20% per annum — 1.64

F. Total assessment balance and interest due (or overpayment carried forward) — $ (149.18)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ ~~149~~ 0

H. Overpayment carried forward — $(149.18)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wilbanks Securities
(Name of Corporation, Partnership or other organization)

R Williams
(Authorized Signature)

V.P.
(Title)

Dated the 25th day of Mar, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1 2010
and ending 12-31 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,531,501
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	17,287
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	31,463
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,331,295
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	134,176
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
[illegible]	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,787	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6903 18	
Enter the greater of line (i) or (ii)	17787
Total deductions	3,483,758
2d. SIPC Net Operating Revenues	$ 47,743
2e. General Assessment @ .0025	$ 119 36

[illegible]

FINRA
Financial Industry Regulatory Authority

Certified Mail / Return Receipt: 7008 3230 0001 9545 6614
First Class U.S. Mail
Via electronic mail to: aaron@wilbankssecurities.com

March 16, 2011

Mr. Aaron B. Wilbanks
President
Wilbanks Securities, Inc.
4334 Northwest Expressway, Suite 222
Oklahoma City, OK 73116

RE: Wilbanks Securities, Inc

Dear Mr. Wilbanks:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4).

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **March 30, 2011.** Questions may be addressed to the undersigned at (504) 522-6527.

Sincerely,

Brady G. Perniciaro
Principal Regulatory Coordinator

BGP/tcc

Enclosure: Form X-17A-5 Part III Facing Page

cc: U.S. Securities and Exchange Commission
Fort Worth Regional Office
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Hood, Sutton, Robinson, & Freeman CPAs, P.C.
2727 E. 21st Street, Suite 600
Tulsa, OK 74114